

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2018

Christopher Miglino
Chief Executive Officer, Director, President
Social Reality, Inc.
456 Seaton Street
Los Angeles, CA 90013

      Re: Social Reality, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2016
          Form 10-Q for the Quarter Ended September 30, 2017
          File No. 001-37916

Dear Mr. Miglino:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                          Division of Corporation Finance
                          Office of Telecommunications